1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 7, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of Class IS and/or Class IR shares, as applicable, of the Emerging Markets Portfolio, Global Discovery Portfolio, Global Infrastructure Portfolio, Global Opportunity Portfolio, Global Real Estate Portfolio, Growth Portfolio, Insight Portfolio, International Advantage Portfolio, International Opportunity Portfolio and U.S. Real Estate Portfolio (each, a “Fund”) of the Company, filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 14, 2017. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 207 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 7, 2018.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please supplementally confirm the basis for the “Other Expenses” of the Fund.

Response 1.       Because Class IS and Class IR shares of the Funds, as applicable, have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3 each Fund has disclosed in a footnote to the respective fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. We hereby supplementally confirm that the Other Expenses numbers have been generated based on the operations of the applicable Fund during the previous fiscal year.

Comment 2.	Because the Funds are not “New Funds,” please revise each Fund’s Expense Example to include the five- and ten-year periods.

Response 2.      We respectfully acknowledge the comment; however, we would note that we believe that the Class IS and Class IR shares of the Funds, as applicable, are “New Funds” under Instruction 6 to Item 3 of Form N-1A, as the Class IS and Class IR shares of the Funds, as applicable, have not commenced operations as of the date of the registration statement.

Comment 3.	With respect to the Emerging Markets Portfolio, please revise the disclosure to clarify how Morgan Stanley Investment Management Inc. and/or Morgan Stanley Investment Management Company determine the materially important environmental and/or social issues facing a company, or supplementally explain why such disclosure should not be included.

Response 3.      We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate.  In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell .” The current disclosure states that the investment process takes into account ESG issues when making investment decisions, which is further clarified by disclosure regarding the manner in which Morgan Stanley Investment Management Inc. and/or Morgan Stanley Investment Management Company engage portfolio companies with respect to ESG matters. In addition, we supplementally confirm that Morgan Stanley Investment Management Inc. and/or Morgan Stanley Investment Management Company consider various factors in determining the materially important environmental and/or social issues facing a company.

Comment 4.	With respect to the Global Opportunity Portfolio, International Advantage Portfolio and International Opportunity Portfolio, please supplementally describe the relief granted by the Commission upon which the Funds are relying in connection with their “participating affiliate” arrangement.

Response 4.      The Funds’ “participating affiliates” arrangement is permissible pursuant to a line of SEC no-action letters relating to “participating affiliates” of registered investment advisers. The relief from adviser registration granted in the letters applies to services provided by “participating affiliates” to U.S. clients, and

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several of the letters specifically noted that the applicants’ clients include U.S. registered investment companies.1

These SEC no-action letters permit the personnel of a foreign (non-U.S.) affiliate of a registered investment adviser to provide services in and through such adviser provided that the affiliate keep certain records, make available to the Commission trading and other records regarding the employees providing relevant services, appoint a U.S. agent for service of process and submit to the jurisdiction of U.S. courts. The letters also deem members of the affiliate to be “persons associated with” the registered investment adviser under Section 202(a)(17) of the Investment Advisers Act of 1940, as amended, and to be subject to the supervision of the adviser, including its compliance policies and procedure and code of ethics.

Comment 5.	Please include in each prospectus the financial highlights of a comparable Class of the Fund to Class IS and/or Class IR, as applicable.

Response 5.      The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

[1]	Mercury Asset Management, SEC Staff No-Action Letter (Apr. 16, 1993); Kleinwort Benson Investment Management Ltd., SEC Staff No-Action Letter (Dec. 15, 1993); and Uniao de Bancos De Brasileiros S.A., SEC Staff No-Action Letter (July 28, 1992). See generally the March 2017 IM Update, Information Update for Advisers Relying on the Unibanco No-Action Letters, IM-INFO-2017-03.

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